SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2014

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2014 and 2013.This report is dated March 11, 2015 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2014 and 2013, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The accompanying consolidated financial statements for the year ended December 31, 2014 and the comparative year ended December 31, 2013 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary operating results ($000's- except per share amounts)	2014	2013	2012
Corporate and administrative costs	(14,091)	(11,831)	(15,832)
Other income - flow-through shares	7,489	6,256	5,739
Gain on disposition of mineral properties	2,489	2,006	1,076
Impairment of mineral properties	(2,437)	-	-
Impairment of investments	(1,236)	(4,579)	(1,216)
Income taxes	(5,899)	(5,960)	(2,624)
Other	662	459	348
Net loss	(13,023)	(13,649)	(12,509)
Basic loss per share	(0.27)	(0.30)	(0.29)
Diluted loss per share	(0.27)	(0.30)	(0.29)

Summary balance sheets ($000's)	2014	2013	2012
Current assets	16,282	33,390	53,952
Non-current assets	262,074	236,987	209,651
Total assets	278,356	270,377	263,603
Current liabilities	4,743	8,481	10,563
Non-current liabilities	13,779	8,141	4,510
Equity	259,834	253,755	248,530
Total liabilities and equity	278,356	270,377	263,603

Results of Operations
The net loss for the year ended December 31, 2014 was $13.0 million or $0.27 per share compared to a net loss of $13.6 million or $0.30 per share for 2013.

The main expenses contributing to the losses in both 2014 and 2013 were corporate and administrative costs, and in particular, stock based compensation, impairment of investments and income taxes. In 2014, the Company also incurred impairment to its non-core mineral properties.  Offsetting some of these expenses were the recognition of gains on the disposition of mineral properties and other income relating to flow-through share premiums, obtained in financings completed in 2012, 2013 and 2014. These items are discussed further below.

In 2014, corporate and administrative expenses increased by $2.3 million, from $11.8 million to $14.1 million and are largely a reflection of a $2.6 million increase in stock-based compensation expense, which rose from $7.0 million in 2013 to $9.7 million in 2014. The majority of the 2014 expense relates to stock options granted in the current and previous years. In 2014, $6.5 million related to options granted in 2010 to 2014 with roughly half, or $3.2 million, relating to options granted in 2014, as the estimated service period for the 2014 grant was relatively condensed versus previous grants. The comparable expense recorded in 2013 was $6.9 million. The balance of the stock-based compensation expense of $3.2 million relates to RSUs granted in 2013 and 2014. The comparable expense in 2013 was less than $0.1 million as the 2013 RSU grant was made late in that fiscal year.

The $9.7 million total stock-based compensation expense represented 69% of total corporate and administrative costs. In 2013, 59% of total corporate and administrative costs were comprised of stock-based compensation. Ignoring future grants of stock options and RSUs, stock-based compensation is expected to decrease in 2015 as the remaining stock-based compensation to be recognized for stock options and RSUs granted to December 31, 2014 is $1.8 million.

Options granted (000's except number of options and exercise prices)	Number of options	Exercise price	Grant date fair value	Expensed prior to 2013	Expensed in 2013	Expensed in 2014	Remaining balance to be expensed
December 20, 2010	950,000	29.75	12,363	11,427	655	281	-
March 1, 2011	200,000	28.80	3,274	3,069	205	-	-
March 29, 2011	150,000	30.42	2,552	2,268	284	-	-
June 29, 2011	50,000	27.39	583	276	183	124	-
December 12, 2011	550,000	21.98	6,454	4,735	1,719	-	-
March 7, 2012	25,000	21.54	305	251	54	-	-
June 27, 2012	100,000	14.70	839	288	415	136	-
September 11, 2012	180,000	17.32	1,749	358	987	404	-
December 12, 2012	165,000	17.52	1,487	55	964	468	-
March 3, 2013	705,000	12.60	2,577	-	1,226	1,335	16
June 5, 2013	100,000	12.91	724	-	257	361	107
December 19, 2013	50,000	8.00	239	-	9	230	-
March 24, 2014	700,000	10.36	2,959	-	-	2,959	-
June 24, 2014	50,000	9.72	223	-	-	223

					6,958	6,521	123

The Company implemented the RSU plan in late 2013 and has granted a total of 507,500 RSUs to certain non-director, key management personnel. Pursuant to that RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU, which is not to exceed two years. The RSUs are exchanged for shares of the Company upon the vesting criteria being met. The fair value of the grants, of $4.9 million, was estimated at each grant date. The expected service periods vary from one to eighteen months depending on the corporate objectives that are to be met.

RSUs granted (000's except number of RSUs)	Number of RSUs	Grant date fair value	Expensed in 2013	Expensed in 2014	Remaining balance to be expensed
December 19, 2013	235,000	2,267	84	2,059	124
December 9, 2014	272,500	2,624	-	1,099	1,525
		4,891	84	3,158	1,649

Cash based employee compensation of $2.5 million is 19% lower than the comparable expense of $3.1 million in 2013. There was no bonus remuneration paid in 2014 as management strived to conserve the Company’s cash and instead utilized the RSU and option plans. It is expected that employee compensation will remain at current levels into 2015 as management personnel levels are not expected to fluctuate significantly.

Other corporate and administrative costs incurred in 2014 of $1.9 million have increased marginally compared to those incurred in 2013 of $1.7 million and the Company expects to incur similar costs in 2015.

In 2014, the Company recorded $7.4 million of other income (2013 - $6.3 million), related to two private placements of flow-through shares it finalized at the end of 2013 and in July 2014. At the end of 2013, the Company issued 1,500,000 flow-through common shares, at $11.17 per share, raising gross proceeds of $16.8 million. The purchase price represented a 46.6% premium over the market price of the Company’s shares on that date. The calculated premium of $5.3 million was recognized as a liability on the statement of financial position and the balance was recorded as share capital on the date of closing of the financing. During 2014, the Company had incurred the full $16.8 million of qualifying expenditures and the premium has been fully recognized through the statement of operations. Additionally during 2014, the Company issued 1,150,000 flow-through common shares, at $12.00 per share, raising gross proceeds of $13.8 million. The purchase price represented a 29% premium over the market price of the Company’s shares on that date. The Company renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transferred the deductibility to the purchasers of the flow-through shares as at December 31, 2014. The premium calculated at the time of the financing, of $3.1 million, was recognized as a liability on the statement of financial position and the balance was recorded as share capital. Based on qualifying expenditures made from closing to December 31, 2014 $2.2 million of the premium was recognized through other income and the remaining premium of $0.9 million will be recognized in 2015 when the Company is expected to fully incur the committed expenditures.

During 2014, the Company entered into an agreement with IDM Mining (“IDM”) to option the Company’s Red Mountain Project. In order to exercise its option, IDM paid the Company $1 million in cash and 4,955,500 common shares of IDM, the fair value of which was $1.5 million. The receipt of cash and shares was recorded as a $2.5 million (2013 - $2.0 million) gain on the disposition of mineral properties, as all historical acquisition and exploration costs for the project had been fully recovered through previous option payments and other recoveries. In addition to the initial payment of cash and shares, IDM is committed to pay an additional $1 million within eighteen months and is also obligated to spend $7.5 million on the Red Mountain Project over a three year period.

In 2014, Wolfpack Gold Corp. (renamed Encore Energy Corp. “Encore”) which held options to purchase three non-core projects the Company owns in the State of Nevada, notified the Company that it would discontinue the option to purchase two of the projects and no further option payments would be made on those options. At that time, the Company decided not to continue to carry the maintenance costs of these claims and determined that the recoverability of the carrying costs was impaired and charged the statement of operations $2.4 million as impairment of mineral properties. No impairments of mineral properties were recorded in 2013. Encore has notified the Company that it intends to continue its option on the third project, Castle Black Rock, and during the year made the required payment of 1,120,000 shares. The fair value of the shares of $0.1 million was recorded as a recovery of mineral properties on the statement of financial position. The Company has retained a mineral property value of $350,000 representing an estimate of the remaining value to be recovered on the project.

The Company holds investments in common shares of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value on the statements of financial position. In 2014, the Company determined that the recoverability of some of its available for sale investments were impaired and recorded a $1.2 million (2013 - $4.6 million) charge to the statement of operations.

Due to the significant influence the Company can exert, through representation on the board of directors and share ownership of one investment the Company holds, it is classified as an associate and accounted for using the equity method. In 2014 the Company recognized a $0.6 million loss on the statement of operations for its proportionate share of losses of this associate and one other investment, no longer classified as an associate. The proportionate loss of the other associate recognized in the first half of 2014 was $0.4 million and included the proportionate share of their losses until such time that a change in the Company’s representation on the board of directors deemed accounting for the investment using the equity method no longer appropriate.  Since that change in circumstances that investment has been classified as an available-for-sale investment and accounted for at fair value.

Interest income has decreased in 2014 versus the comparable year and is a reflection of the diminished average cash and short-term deposits balances in the current year. Interest rates have remained steady over the past two fiscal years and current economic indicators do not point to significantly enhanced returns in the near term. The Company’s objective is to preserve the principal of its short-term deposits and will seek to maximize the return it can attract.

In 2014, the Company recognized income tax expense of $5.9 million (2013 - $6.0 million) primarily related to a deferred tax expense arising due to the renouncement of expenditures related to 2013 and 2014 flow through shares which are capitalized for accounting purposes, offset partially by a deferred tax recovery arising from the loss in the current year.

Quarterly Information
Selected financial information for the last eight quarters ending December 31, 2014 is as follows (unaudited):

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014
Revenue	-	-	-	-
Loss for period	(3,972)	(2,834)	(3,775)	(2,442)
Basic loss per share	(0.08)	(0.06)	(0.08)	(0.05)
Diluted loss per share	(0.08)	(0.06)	(0.08)	(0.05)

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2013	3rd Quarter Ended September 30, 2013	2nd Quarter Ended June 30, 2013	1st Quarter Ended March 31, 2013
Revenue	-	-	-	-
Loss for period	(2,447)	(2,045)	(5,679)	(3,478)
Basic loss per share	(0.05)	(0.04)	(0.13)	(0.08)
Diluted loss per share	(0.05)	(0.04)	(0.13)	(0.08)

Major activities in 2014 included completing an exploration and drilling program at KSM, (ii) responding to review comments on the environmental assessment application / environmental impact statement for KSM and assessing the results of the previous year’s exploration and drilling program. Costs associated with the KSM exploration and drilling program are expected to continue into 2015 while the Company completes a planned follow-up exploration and drilling program. Minimal activity is planned for Courageous Lake in 2015, as the Company focuses on the KSM project.

Mineral Interest Activities
During the year ended December 31, 2014, the Company incurred $31.7 million of aggregate expenditures related to its mineral interests compared to $34.6 million in 2013.

In 2014, the Company incurred $30.9 million of expenditures related to the KSM project. Approximately $20.3 million of those expenditures related to direct exploration costs including drilling, assaying and logistics as well as technical analysis of the project. The balance, of $10.6 million, was incurred to support the project and included costs to secure the approval of the environmental assessment.

The Company commenced its 2014 drilling program in May and it continued through to October. The 2014 program included extensive follow-up drilling on the high-grade copper-gold zone below the Kerr deposit, known as Deep Kerr, as well as preliminary drilling on the Iron Cap Lower Zone deposit.

At Deep Kerr a total of 12,900 meters in 13 core holes expanded upon the known dimensions of the deposit along strike to the north and south as well as at depth. Drilling also confirmed the geological and resource models developed following the 2013 program. The Company expects the results of the 2014 drilling to support an increase in the Deep Kerr inferred resource which currently stands at 515 million tonnes grading 0.53% copper and 0.36 grams per tonne gold.

During 2014, drilling at the Iron Cap Lower Zone confirmed a new gold-copper occurrence beneath the existing Iron Cap deposit at KSM, one of the project's four large porphyry deposits. It is anticipated that the drill program will generate sufficient data for an initial resource estimate at the deposit which is also expected in the first half of 2015.

Since 2008, the KSM Project has been subject to review under a joint harmonized federal-provincial environmental assessment review outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act.  In 2014 significant costs were incurred to support the final approvals of the environmental assessments. The provincial process concluded in July 2014 with the receipt of the BC Environmental Assessment Certificate and federal approval was obtained in December 2014. Consistent with the Province of British Columbia's approval, the Federal Minister of the Environment approval endorsed the conclusions of the KSM Comprehensive Study Report prepared by the Canadian Environmental Assessment Agency which found that the KSM Project is not likely to result in significant adverse effects on the environment.

Also in 2014, the Company applied for $4.1 million of refundable provincial tax credits related to exploration expenditures incurred in 2011 at KSM. The recovery has been credited to mineral properties and a corresponding receivable, including $0.1 million of interest, was recognized on the December 31, 2014 statement of financial position. Subsequent to the year end, the funds were fully recovered.

At Courageous Lake, the Company incurred $0.9 million of exploration costs completing the prioritization of targets for discovery of shallow, high grade gold occurrences analogues to Walsh Lake. The Walsh Lake deposit resource grade is approximately 50% higher than the project's reserve grade at the main FAT deposit, is near surface and close to the proposed processing site. The deposit is a steeply-dipping structural zone that displayed a discrete magnetic and electromagnetic response within a 2012 air-borne geophysical survey.  To refine and prioritize targets, 112 line kilometers of ground magnetic and very low frequency electromagnetic surveys were completed in 2014. Historical drilling data and surface geochemistry was integrated with the geophysical results and a priority list of drill targets has been established for the discovery of Walsh Lake-style deposits along the Courageous Lake Greenstone Belt.

Liquidity and Capital Resources
The Company’s working capital position, at December 31, 2014, was $11.5 million, down from $24.9 million at December 31, 2013. Excluding the flow-through share premium, working capital amounted to $12.5 million at December 31, 2014 and $30.2 million at December 31, 2013. Cash and short-term deposits at December 31, 2014 totaled $6.3 million versus $21.2 million at December 31, 2013. At the end of 2013, the Company closed a flow-through share financing raising gross proceeds of $16.8 million, significantly increasing cash and short-term deposits at that time. Cash resources have diminished since the end of 2013 as the Company completed drilling and exploration programs at KSM and finalized the approvals of the environmental assessment application/environmental impact statement.

On July 22, 2014 the Company issued 1,150,000 flow-through common shares, at $12.00 per share, raising gross proceeds of $13.8 million. The purchase price represented a 29% premium over the market price of the Company’s shares on that date. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares. During 2014, The Company incurred $9.6 million of qualifying expenditures against this commitment and will incur the remaining $4.2 million expenditures in 2015.

Subsequent to the year end the Company entered into an agreement with a syndicate of underwriters whereby they have agreed to purchase 1,400,000 flow-through common shares of the Company at a price of $10.17 per flow-through common share for gross proceeds of $14.2 million.  The Company has granted the underwriters an option to purchase from the Company up to an additional 210,000 flow-through common shares, at the same price and is exercisable at least two weeks prior to the closing date. The financing is scheduled to close on April 7, 2015, and is subject to certain conditions including the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE, and the relevant securities regulatory authorities.

Also subsequent to the year-end, the Company collected $4.1 million of refundable provincial tax credits receivable related to exploration expenditures incurred in 2011 at KSM.

During the year ended December 31, 2014, operating activities, including working capital adjustments, used $4.3 million compared to $5.7 million used by operating activities in 2013. Operating activities in the near-term are not expected to deviate significantly from current levels.  Expenditures on mineral interests of $31.0 million excluding recoveries are down slightly from the $34.6 million spent in 2013. In 2014, $1.0 million was received in cash as partial consideration for optioned mineral properties whereas in 2013, $2.0 million in cash was received for similar payments. Also showing a year-over-year variance, the Company raised $2.1 million on the sale of investments but only $150,000 in the 2013 comparable year.

The Company will continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.

		Payments due by years
Contractual obligations ($000's)	Total	2015	2016-17	2018-19	After 2019
Mineral interests	10,132	1,076	2,612	2,981	3,463
Flow-through expenditures	4,183	4,183	-	-	-
Business premises operating lease	308	132	176	-	-
	14,623	5,391	2,788	2,981	3,463

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook
For 2015 the Company has planned follow-up drilling at KSM to further define the Deep Kerr and Iron Cap Lower Zone deposits and establish a better understanding of block cave targets within each. Work is also planned to expand permitting activities related to development of applications for water diversion licenses and baseline programs for wildlife monitoring. Recent drilling results from Deep Kerr and Iron Cap Lower Zone and in particular its copper mineralization, along with the approval of the environmental assessment has enhanced the potential to attract the interest of major mining companies to enter into a joint venture arrangement that would allow the Company to move the project closer toward production. While the Company focusses on KSM in 2015, limited exploration is planned for the Courageous Lake project.

Internal Controls Over Financial Reporting
The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company's management, under the supervision of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 based on the criteria established in internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded the Company's internal control over financial reporting as of December 31, 2014 was effective.

The registered public accounting firm that audited the Company's consolidated financial statements as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014 and December 31, 2013 has issued an attestation report on the Company's internal control over financial reporting.

Changes to Internal Controls Over Financial Reporting
There was no change in the Company’s internal controls over financial reporting that occurred during 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures
Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design and operating effectiveness of the disclosure controls and procedures as of December 31, 2014, are appropriately designed. These disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of controls and procedures
The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Subsequent events
Subsequent to December 31, 2014, 136,250 of RSUs granted in 2014 fully vested and were exchanged for shares of the Company.

Shares Issued and Outstanding
At March 11, 2015, the issued and outstanding common shares of the Company totaled 48,602,626. In addition, there were 3,240,000 stock options granted and 216,250 RSUs outstanding. Assuming the exercise of all outstanding options and RSUs, there would be 52,058,876 common shares issued and outstanding.

Related Party Transactions

  The following is a listing of compensation to directors, officers and key management personnel of the Company:

($000’s)	December 31, 2014	December 31, 2013
Compensation of directors:
Directors fees	316	290
Services	86	97
Stock-based compensation	2,375	1,240
	2,777	1,627

Compensation of key management personnel:
Salaries and consulting fees	2,170	2,372
Stock-based compensation	4,816	3,659
	6,986	6,031
Total remuneration of directors and key management personnel	9,763	7,658

Recent accounting standards issued and applied
IFRIC 21, Levies (“IFRIC 21”), sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy. The implementation of IFRIC 21 did not have a significant impact on the Company’s consolidated financial statements.

Changes in Accounting Standards Not Yet Adopted
New standards and amendments to standards and interpretations that are relevant to the Company and effective for annual periods beginning on or after January 1, 2015, that have not been applied in preparing these financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not intend to early adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2015. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business and apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendments to IAS 16 and IAS 38). The amendments made to IAS 16 state that revenue-based methods of depreciation cannot be used for property, plant and equipment and the amendments in IAS 38 introduce the supposition that the use of revenue-based amortization methods for intangible assets is inappropriate. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments will have a material impact on the financial statements upon adoption.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties
The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements
The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.